Exhibit 99.1

Canadian Solar Completes the Acquisition of Recurrent Energy from Sharp Corporation

GUELPH, Ontario, March 31, 2015 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that it has completed the acquisition of Recurrent Energy, LLC (“Recurrent”), a leading North American solar energy developer, from Sharp Corporation.  The transaction was supported by Export Development Canada (“EDC”)’s issuance of Performance Security Guarantee of up to $75 million to backstop letters of credit issued against project development obligations by Recurrent Energy. In addition, in conjunction with the acquisition, Credit Suisse will provide Recurrent Energy with a US$150 million, one year senior secured bridge loan.

The acquisition of Recurrent has increased Canadian Solar’s total solar project pipeline by approximately 4.0 GW to a total of 8.5 GW, including an increase in its late-stage project pipeline by approximately 1.0 GW to 2.4 GW. Recurrent’s seven late-stage projects totalling approximately 1.0 GW are located in California and Texas and are expected to be built and connected to the grid prior to the ITC expiration at the end of 2016.

This transaction significantly increases Canadian Solar’s late-stage project pipeline in low risk geographies. Recurrent’s seven late-stage projects have long-term power purchase agreements with investment grade counterparties, and are expected to generate significant US dollar denominated cash flow after completion, serving as the cornerstone for the launch of Canadian Solar’s own Yield-Co in the quarters ahead.

With the closing of the transaction on March 30, 2015, David Brochu has been appointed Recurrent’s new Chief Executive Officer to replace Arno Harris. Michael Metzner, Recurrent’s Chief Financial Officer is also stepping down from his role. This management transition had been planned in advance.

Mr. Brochu previously served as Recurrent Energy’s Chief Operating Officer, a position he assumed in June 2014. Before that, Mr. Brochu served as Recurrent Energy’s Senior Vice President of Development, where he oversaw all development activities, including the build out of more than 315 MW of solar PV projects in two years. Mr. Brochu was previously President and CEO of UPC Solar, a Chicago-based solar PV developer with a pipeline of projects in Ontario, Canada and the United States, which Recurrent Energy acquired in 2009.

“I am honored to lead this exceptional team, with our new parent Canadian Solar, as we further strengthen our position in North America’s solar energy market,” said David Brochu, CEO of Recurrent Energy. “We look forward to transitioning our business model to own and operate assets, as we embark on construction of more than 1 GW of solar PV projects over the next two years.”

“With the acquisition of Recurrent Energy our significantly expanded, globally diverse project pipeline places Canadian Solar firmly among the leading global solar energy companies,” said Dr. Shawn Qu, Canadian Solar Chairman and Chief Executive Officer. “We believe that with David’s leadership and experience at Recurrent, we can continue to build on our proven solar energy development track record to create lasting value for our shareholders.”

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale solar power projects. In the past 14 years, Canadian Solar has successfully deployed over 8 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable solar energy companies worldwide, having been publically listed on NASDAQ since 2006. For additional information about the company, products, and projects, please visit www.canadiansolar.com.

About Recurrent Energy

Recurrent Energy is redefining what it means to be a mainstream clean energy company, with a fleet of utility-scale solar plants that provide competitive clean electricity. The company has more than 4 GW of solar projects in development in North America. Additional details are available at: www.recurrentenergy.com

About Sharp Corporation

Sharp Corporation is a worldwide developer of innovative products and core technologies that play a key role in shaping the future of electronics. As a leader in liquid crystal displays (LCDs) and digital technologies, Sharp offers one of the broadest and most advanced lines of consumer electronics, information products and electronic components, while also creating new network businesses. Sharp Corporation employs 50,637 people in the world (as of September 30, 2014) and recorded consolidated annual sales of 2,927,186 million yen for the fiscal year ended March 31, 2014.  For more information, please visit Sharp’s Web site at http://sharp-world.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; risks associated with any acquisition or disposition activities; the successful integration of acquired companies; governmental support for the deployment of solar power; future available supplies of solar grade silicon; demand for solar products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada, the U.S., Japan and China; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process delays; utility-scale project construction delays; utility-scale project cancelation due to failure to obtain all the necessary permits; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; trade protectionism in Europe, the U.S. and India; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2014. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.